Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
November 3, 2015	NYSE:SLW

Silver Wheaton acquires silver stream from Glencore's Antamina mine

TSX: SLW
NYSE: SLW

VANCOUVER, Nov. 3, 2015 /CNW/ - Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce that its wholly-owned subsidiary, Silver Wheaton (Caymans) Ltd. ("SWC"), has agreed to acquire from Anani Investments Ltd. ("Anani"), a wholly-owned subsidiary of Glencore plc ("Glencore") an amount of silver calculated by reference to silver produced at the Antamina mine, located in Peru. SWC will pay Glencore cash consideration of US$900 million for the silver stream. In addition, SWC will make ongoing payments of 20% of spot price per silver ounce delivered.

TRANSACTION HIGHLIGHTS

  Adds to Silver Wheaton's Existing High-Quality Portfolio
    SWC will receive from Glencore an amount equal to 33.75% of the Antamina silver production until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate.1
    Antamina is one of the lowest cost copper mines globally and is the eighth largest copper mine in the world.2 The low-costs are facilitated by the high grade reserves and resources as well as the wholly owned mining infrastructure.
    With the addition of Antamina, approximately 84% of Silver Wheaton's 2019 production is forecast to come from mines operating in the first quartile of their respective cost curve.2
    Subsequent to the closing of this acquisition, Silver Wheaton's estimated Proven and Probable silver reserves increase by 75 million ounces, Measured and Indicated silver resources increase by 56 million ounces, and Inferred silver resources increase by 126 million ounces.3
  Immediate production and cash flow
    This acquisition immediately increases Silver Wheaton's production and cash flow profile by adding expected average silver production of 5.1 million ounces per year in 2016 and 2017, and 4.7 million ounces per year over the first 20 years.
    Production expected in the fourth quarter: forecast to be around 1.0 to 1.5 million ounces of silver.
    Sales expected in the fourth quarter: any silver in respect of which a delivery is made to an offtaker after September 30, 2015, is subject to the stream.
  Long-term production and exploration upside potential
    As of now, declared current reserves are sufficient to support mining activities at Antamina until 2028, but this could be significantly extended should measured and indicated resources be converted and inferred resources upgraded based on historical trends at the mine.3
    Exploration potential exists both regionally and at depth below the current resource pit.
  Increases Silver Wheaton's growth profile
    Silver Wheaton is also pleased to announce its updated production guidance as a result of this streaming acquisition. For 2015, Silver Wheaton now forecasts 44.5 million ounces of silver equivalent production4 (including 230,000 ounces of gold), and growing to approximately 55 million ounces of silver equivalent production4 (including 325,000 ounces of gold) in 2019.

"Silver Wheaton has focussed on building a portfolio of streams on high-quality, low-cost mines. Antamina has both the quality and the scale to make it an ideal addition to this portfolio, as it is not only the eighth largest copper mine in the world, but it is also one of the lowest cost," said Randy Smallwood, Silver Wheaton's President and Chief Executive Officer. "In addition, we are pleased to partner once again with Glencore, a company with a long history of mining success. This transaction not only further strengthens our relationship with Glencore, but also provides almost immediate production and operating cash flow from a proven and well-established asset. As a reminder, given our unique dividend policy of paying out 20% of our cash flow, the additional cash flow starting in the fourth quarter from this acquisition should result in increased dividends, even in a flat commodity price environment."

TRANSACTION TERMS

  SWC has agreed to acquire from Glencore an amount of silver equivalent to 33.75% of silver production from the Antamina mine until the delivery of 140 million ounces of silver.5
  Once SWC has received 140 million ounces of silver, SWC will receive an amount of silver equivalent to 22.50% of the Antamina mine's silver production (two-thirds of Glencore's 33.75% stake).
  SWC will pay Glencore cash consideration of US$900 million for the silver stream as an advance payment against the purchase price for the sale of silver to SWC.
  The stream will be based on a fixed silver payable rate of 100% of Glencore's share of production.1
  The effective date of the transaction is September 30, 2015. Any silver in respect of which a delivery is made to an offtaker after September 30, 2015, is subject to the stream.
  SWC will make ongoing payments of 20% of spot price to Glencore, per silver ounce delivered.
  Silver deliveries will be the obligation of Anani, but will be guaranteed by Glencore and a debt free entity holding Glencore's interest in Antamina ("Holdco"). Holdco is limited in its ability to grant security interests over its assets or incur debt. Subject to certain exceptions, Holdco is restricted on making any distributions or other payments to affiliates if there is an event of default under the streaming agreement.
  Closing of the transaction is expected to occur prior to the end of November 2015 and is subject to the completion of certain corporate matters and customary conditions.

FINANCING THE TRANSACTION

The initial upfront cash payment of US$900 million will be paid by using cash on hand together with amounts drawn from the Company's $2 billion revolving credit facility. At September 30, 2015, the Company had approximately $81 million of cash on hand and $647 million outstanding under the revolving credit facility. Post this transaction, Silver Wheaton will have no further capital commitments required to reach its 2019 production guidance of 55 million silver equivalent ounces. With trailing four-quarter operating cash flow of just under $400 million6, additional cash flow associated with the Antamina transaction, forecast production growth of over 25% from 2015 to 2019, and no capital commitments7, the Company believes it has ample capacity to service the additional debt resulting with this transaction, especially given the low interest rate and flexible nature of the covenants under the revolving credit facility (minimum net debt to total net worth and minimum interest coverage tests).

ABOUT THE ANTAMINA MINE

The Antamina mine is a large copper and zinc mine that began producing in 2001. It is located in the Andes mountain range, 270 kilometres north of Lima, Peru, and the deposit is located at an average elevation of 4,200 metres. The mine is operated by Compania Miñera Antamina S.A. ("CMA"), a company jointly owned by subsidiaries of Glencore (33.75%), BHP Billiton Plc (33.75%), Teck Resources Limited (22.5%), and Mitsubishi Corporation (10%).

Antamina is one of the lowest cost copper mines in the world. It produces separate copper, zinc, molybdenum and lead/bismuth concentrates, with silver predominantly contained within the copper concentrates, and additional silver contained with the lead-bismuth concentrate. The mine is an open pit, truck/shovel operation. The ore is crushed in pit and conveyed through a 2.7 kilometre tunnel to the coarse ore stockpiles at the mill. It is then processed utilizing semi-autogenous grinding mills, followed by ball mill grinding and flotation. Concentrates are pumped via a 302 km pipeline to the Huarmey Port on the Pacific Coastline (300 km north of Lima) for shipping through port facilities which are wholly owned and operated by CMA. In 2014, Antamina produced approximately 345,000 tonnes of copper, 211,000 tonnes of zinc, 3.1 million pounds of molybdenum, and 12.0 million ounces of silver (with associated bismuth and lead).

Below are the total reserves and resources in respect of the Antamina mine as of December 31, 2014 (on a 100% basis)8:

			Grades			Contained Metal
Ore Type	Category	Mt	Cu%	Zn%	Ag g/t	Cu mlbs	Zn mlbs	Ag mozs
Copper	Proven	144.5	1.00		8.6	3,186		40.0
Copper Zinc	Proven	64.9	1.07	2.24	17.1	1,531	3,205	35.7
Copper	Probable	230.9	0.97		8.0	4,938		59.4
Copper Zinc	Probable	206.3	0.83	2.06	13.1	3,775	9,369	86.9
Combined	P&P	646.6	0.94	0.88	10.7	13,429	12,574	221.9
Copper	Measured	43.7	0.48		5.4	462		7.6
Copper Zinc	Measured	20.9	0.57	1.10	12.5	263	507	8.4
Copper	Indicated	283.3	0.83		8.5	5,184		77.4
Copper Zinc	Indicated	141.5	0.94	1.70	16.1	2,932	5,303	73.2
Combined	M&I	489.4	0.82	0.54	10.6	8,841	5,810	166.7
Copper	Inferred	767.7	0.84		8.6	14,132		212.3
Copper Zinc	Inferred	514.6	0.92	1.50	15.0	10,493	17,017	248.2
Combined	Inferred	1282.3	0.87	0.60	11.2	24,625	17,017	460.4

See attributable reserves and resources at the end of this news release.

SILVER WHEATON ANNOUNCES NEW PRODUCTION GUIDANCE FOR 2019

Silver Wheaton is pleased to provide its updated five-year production guidance, which incorporates the life of mine silver stream on the Antamina mine. In 2015, Silver Wheaton's estimated attributable silver equivalent production is forecast to be 44.5 million silver equivalent ounces4, including 230,000 ounces of gold. In 2019, estimated annual attributable production is anticipated to increase over 24% compared to 2015 levels, growing to approximately 55 million silver equivalent ounces4, including 325,000 ounces of gold.

CONFERENCE CALL

A conference call will be held on November 4, 2015, starting at 11:00am (Eastern Time) to discuss this transaction and third quarter 2105 results. A presentation on the transaction will be available on the Company's website shortly before the conference call. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	54718941
Live audio webcast:	www.silverwheaton.com

Participants should dial in ten to fifteen minutes before the call.

The conference call will be recorded and available until November 11, 2015. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	54718941
Archived audio webcast:	www.silverwheaton.com

Mr. Neil Burns, Vice President of Technical Services for Silver Wheaton, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical disclosure in this news release including information on mineral reserves and mineral resources."

ABOUT SILVER WHEATON

Silver Wheaton is the largest pure precious metals streaming company in the world. Based upon its current agreements and the anticipated closing of the Antamina transaction, forecast 2015 estimated annual attributable production is approximately 44.5 million silver equivalent ounces4, including 230,000 ounces of gold. By 2019, estimated annual attributable production is anticipated to increase significantly to approximately 55 million silver equivalent ounces4, including 325,000 ounces of gold. This anticipated growth is expected to be driven by the Company's portfolio of low-cost and long-life assets, including precious metal and gold streams on Hudbay's Constancia project and Vale's Salobo mine.

Notes:

1)	Silver payable rates fixed for lead and copper concentrates at 100%.
2)	Based on company reports and Wood Mackenzie estimates of January 2015 by-product cost curves for gold, zinc, copper, nickel and silver mines
3)	See full Reserve and Resource tables at the end of this news release.
4)	Silver equivalent production forecast assumes a gold/silver ratio of 72:1
5)	Compania Miñera Antamina S.A. ("CMA") is a not a party to the streaming agreement and silver produced by Antamina will continue to be sold to its customers in the ordinary course of business. Anani is required to deliver to SWC an equivalent amount of silver relative to the streaming agreement in reference to the production and sales at Antamina.
6)	Operating cash flow based on Q4 2014, and Q1, Q2, and Q3 of 2015.
7)	No capital commitments in respect to 2019 production guidance of 55 million silver equivalent ounces. A payment of $230 million to Hudbay Minerals Inc. ("Hudbay") for the Rosemont project is contingent on about the project receiving final permits, Hudbay arranging full financing for the mine build, the commencement of construction.
8)	Source for reserves and resources for Antamina is Teck Resources Limited annual information form dated March 2, 2015 in respect of reserves and resources as at December 31, 2014. Refer also to Notes on Reserves and Resources 1, 3, 4, 5, and 21.

Silver Wheaton's Estimated Attributable Reserves and Resources are as follows:

Proven & Probable Reserves Attributable to Silver Wheaton (1,2,3,8,18)
As of December 31, 2014 unless otherwise noted (6)	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Recovery (7)
SILVER
Peñasquito (25%) (14)
Mill	84.1	33.3	90.0	52.7	25.0	42.4	136.7	30.1	132.4	53-65%
Heap Leach	10.9	31.7	11.1	11.5	25.0	9.2	22.4	28.3	20.4	22-28%
San Dimas (10, 14)	1.2	411.7	16.3	3.2	329.6	34.2	4.5	352.3	50.5	94%
Pascua-Lama (25%) (14)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Lagunas Norte (11)	12.4	4.5	1.8	52.9	4.5	7.7	65.3	4.5	9.5	19%
Veladero (11)	5.5	14.8	2.6	90.5	14.8	43.2	96.0	14.8	45.8	6%
Antamina (11,21,22)	70.7	11.2	25.5	147.6	10.4	49.4	218.2	10.7	74.9	71%
Yauliyacu (11, 12)	0.8	123.5	3.1	3.4	109.8	11.9	4.1	112.4	15.0	85%
777 (13)	3.7	27.4	3.3	3.9	24.1	3.1	7.7	25.7	6.3	64%
Neves-Corvo
Copper	4.9	38.8	6.1	20.5	36.1	23.8	25.4	36.6	29.9	35%
Zinc	10.4	73.1	24.4	10.2	66.9	22.0	20.6	70.0	46.4	20%
Rosemont (15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Constancia	506.0	3.1	50.3	114.0	2.9	10.8	620.0	3.1	61.1	71%
Zinkgruvan
Zinc	7.4	87.0	20.6	4.2	51.0	6.9	11.6	73.9	27.5	87%
Copper	3.3	35.0	3.7	0.1	35.0	0.1	3.4	35.0	3.8	78%
Stratoni	0.5	174.0	2.9	0.3	182.0	1.5	0.8	176.7	4.5	84%
Minto	2.9	6.4	0.6	4.8	5.8	0.9	7.7	6.0	1.5	78%
Cozamin (11)
Copper	-	-	-	2.8	41.9	3.8	2.8	41.9	3.8	72%
Los Filos	48.8	5.7	8.9	198.4	5.0	32.2	247.2	5.2	41.1	5%
Metates Royalty (20)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
TOTAL SILVER			328.6			502.4			831
GOLD
Salobo (50%) (16)	331.7	0.39	4.13	257.9	0.31	2.57	589.6	0.35	6.70	66%
Sudbury (70%) (11)	-	-	-	54.3	0.39	0.68	54.3	0.39	0.68	81%
777 (13)	2.6	1.78	0.15	2.8	1.78	0.16	5.4	1.78	0.31	73%
Constancia (50%)	253.0	0.05	0.42	57.0	0.07	0.14	310.0	0.06	0.56	61%
Minto	2.9	0.93	0.09	4.8	0.63	0.10	7.7	0.74	0.18	74%
Toroparu (10%) (17)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (20)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
TOTAL GOLD			4.98			4.14			9.11

Measured & Indicated Resources Attributable to Silver Wheaton (1,2,3,4,5,9,18)
As of December 31, 2014 unless otherwise noted (6)	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
SILVER
Peñasquito (25%) (14)
Mill	34.4	26.1	28.9	91.7	21.5	63.5	126.2	22.8	92.4
Heap Leach	5.1	19.3	3.1	24.1	16.7	13.0	29.2	17.2	16.1
San Dimas (10, 14)	0.3	154.3	1.5	0.9	161.1	4.9	1.2	159.5	6.4
Pascua-Lama (25%) (14)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Antamina (11,21,22)	21.8	7.7	5.4	143.4	11.0	50.8	165.2	10.6	56.2
Yauliyacu (11, 12)	1.0	127.3	4.0	6.0	216.6	41.5	6.9	204.2	45.5
777 (13)	-	-	-	0.7	26.1	0.6	0.7	26.1	0.6
Neves-Corvo
Copper	5.8	48.5	9.0	25.7	50.8	42.0	31.5	50.3	51.0
Zinc	14.1	59.6	27.0	60.2	55.7	107.8	74.3	56.4	134.8
Rosemont (15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan
Zinc	2.2	66.8	4.6	4.7	107.1	16.3	6.9	94.5	20.9
Copper	1.6	20.0	1.0	0.4	39.1	0.5	2.0	23.9	1.5
Aljustrel (19)
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Stratoni	0.2	200.4	1.5	0.2	213.3	1.4	0.4	206.4	2.9
Minto	8.0	3.3	0.8	32.3	3.4	3.5	40.3	3.4	4.4
Keno Hill (25%)
Underground	-	-	-	0.8	467.2	11.5	0.8	467.2	11.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	11.4	11.0	4.0	112.3	7.4	26.9	123.7	7.8	30.9
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Toroparu (50%) (17)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
TOTAL SILVER			106.9			510.3			617.2
GOLD
Salobo (50%) (16)	24.6	0.47	0.37	97.7	0.37	1.16	122.2	0.39	1.53
Sudbury (70%) (11)	-	-	-	28.9	0.34	0.32	28.9	0.34	0.32
777 (13)	-	-	-	0.4	1.81	0.02	0.4	1.81	0.02
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
Minto	8.0	0.39	0.10	32.3	0.32	0.34	40.3	0.34	0.44
Toroparu (10%) (17)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
TOTAL GOLD			0.56			2.23			2.78

Inferred Resources Attributable to Silver Wheaton (1,2,3,4,5,9,18)
As of December 31, 2014 unless otherwise noted (6)	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
SILVER
Peñasquito (25%) (14)
Mill	4.4	19.5	2.7
Heap Leach	6.1	13.7	2.7
San Dimas (10, 14)	6.5	292.7	61.3
Pascua-Lama (25%) (14)	4.9	20.1	3.2
Antamina (11,21,22)	349.8	11.2	125.6
Yauliyacu (11, 12)	5.0	178.7	28.7
777(13)	0.7	32.9	0.8
Neves-Corvo
Copper	25.1	43.5	35.1
Zinc	21.4	48.9	33.6
Rosemont (15)	104.5	3.3	11.1
Constancia	200.0	1.9	12.0
Zinkgruvan
Zinc	6.1	75.0	14.7
Copper	0.5	34.0	0.6
Aljustrel (19)
Zinc	8.7	50.4	14.0
Stratoni	0.5	169.0	2.7
Minto	16.2	3.2	1.6
Keno Hill (25%)
Underground	0.3	363.4	3.0
Los Filos	175.9	6.3	35.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Toroparu (50%) (17)	64.8	0.1	0.2
Metates Royalty (20)	1.0	9.7	0.3
TOTAL SILVER			389.9
GOLD
Salobo (50%) (16)	74.0	0.31	0.74
Sudbury (70%) (11)	5.5	0.67	0.12
777 (13)	0.4	1.79	0.02
Constancia (50%)	100.0	0.03	0.10
Minto	16.2	0.30	0.16
Toroparu (10%) (17)	13.0	0.74	0.31
Metates Royalty (20)	1.0	0.38	0.01
TOTAL GOLD			1.46

Notes on Reserves & Resources:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Standards on Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101"), or the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.	Individual qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:
	a.	Salobo mine – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P. Eng., M. Eng, MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.
	b.	All other operations and development projects: the Company's QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the "Company's QPs").
4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.
5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.	Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2014 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.
	a.	Mineral Resources and Mineral Reserves for the Pascua-Lama project are reported as of December 31, 2013.
	b.	Mineral Resources and Mineral Reserves for gold at the Toroparu project are reported as of March 31, 2013 and Mineral Resources for silver are reported as of September 1, 2014.
	c.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2014.
	d.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.
	e.	Mineral Resources for the Constancia project (including the Pampacancha deposit) are reported as of September 30, 2013 and Mineral Reserves as of December 31, 2013.
	f.	Mineral Resources for Aljustrel's Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.
	g.	Mineral Resources for Keno Hill's Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek project as of October 15, 2014, Flame and Moth and Bermingham projects as of April 28, 2015, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.
	h.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
	i.	Mineral Resources for Metates are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.
7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:
	a.	Peñasquito mine - $1,300 per ounce gold, $22.00 per ounce silver, $0.90 per pound lead and $0.90 per pound zinc.
	b.	San Dimas mine – 2.94 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.
	c.	Pascua-Lama project - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.
	d.	Lagunas Norte and Veladero mines - $1,100 per ounce gold and $17.00 per ounce silver.
	e.	Antamina - $2.77 per pound copper $0.88 per pound zinc, $11.81 per pound molybdenum and $22.59 per ounce silver.
	f.	Yauliyacu mine - $20.00 per ounce silver, $3.29 per pound copper, $1.02 per pound lead and zinc.
	g.	777 mine – $1,260 per ounce gold, $21.00 per ounce silver, $3.15 per pound copper and $1.07 per pound zinc.
	h.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc equivalent cut-off for all the zinc Reserves, both assuming $2.50 per pound copper, $1.00 per pound lead and zinc.
	i.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
	j.	Constancia project - $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $14.00 per pound molybdenum.
	k.	Zinkgruvan mine – 3.98% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
	l.	Stratoni mine – 18.02% zinc equivalent cut-off assuming $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and zinc.
	m.	Minto mine – 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.
	n.	Cozamin mine - $42.50 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.
	o.	Los Filos mine - $1,300 per ounce gold and $22.00 per ounce silver.
	p.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,250 per ounce gold and $3.45 per pound copper.
	q.	Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.
	r.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
	s.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.
9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
	a.	Peñasquito mine - $1,500 per ounce gold, $24.00 per ounce silver, $1.00 per pound lead and $1.00 per pound zinc.
	b.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.
	c.	Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.
	d.	Antamina - $2.77 per pound copper $0.88 per pound zinc, $11.81 per pound molybdenum and $22.59 per ounce silver.
	e.	Yauliyacu mine – $20.00 per ounce silver, $3.29 per pound copper and $1.02 per pound lead and zinc.
	f.	777 mine – $1,260 per ounce gold, $21.00 per ounce silver, $3.15 per pound copper and $1.07 per pound zinc.
	g.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
	h.	Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
	i.	Constancia project – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.
	j.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource and 1.0% copper cut-off for the copper Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
	k.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.
	l.	Stratoni mine – Cut-off is geological due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.
	m.	Minto mine – 0.5% copper cut-off.
	n.	Keno Hill mines:
		i.	Bellekeno mine - $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
		ii.	Flame and Moth and Bermingham projects - $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.
		iii.	Lucky Queen project - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
		iv.	Onek project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
		v.	Elsa Tailings project – 50 grams per tonne silver cut-off.
	o.	Los Filos mine - $1,500 per ounce gold and $24.00 per ounce silver.
	p.	Loma de La Plata project – 50 gram per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
	q.	Salobo mine – 0.296% copper equivalent cut-off assuming $1,500 per ounce gold $3.70 per pound copper.
	r.	Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.
	s.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold.
	t.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.
10.	The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of the mine.
11.	The Company's attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin, Yauliyacu and Antamina silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.
12.	The Company's Yauliyacu silver purchase agreement (March 2006) with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years. In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits. Depending upon production levels it is possible that the Company's current attributable tonnage may not be mined before the agreement expires.
13.	The 777 precious metal purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%. The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.
14.	The scientific and technical information in this document regarding the Peñasquito and San Dimas mines and the Pascua-Lama project was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:
	a.	Peñasquito - Goldcorp Management's annual information form filed on March 17, 2015;
	b.	San Dimas - Primero annual information form filed on March 31, 2015; and
	c.	Pascua-Lama - Barrick Gold Corp.'s annual information form filed on March 27, 2015.
The Company QP's have approved the disclosure of scientific and technical information in respect of the Peñasquito and San Dimas mines and the Pascua-Lama project in this document.
15.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.
16.	The Company has filed a technical report for the Salobo mine, which is available on SEDAR at www.sedar.com.
17.	The Company's agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream and 50% silver stream on the Toroparu project following the delivery of a bankable definitive feasibility study.
18.	Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time.
19.	Silver Wheaton only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.
20.	Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp's (Chesapeake) Metates property, located in Mexico. As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.
21.	The Glencore Silver Purchase Agreement in respect to Antamina (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at Silver Wheaton's discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.
22.	Source for reserves and resources for Antamina is Teck Resources Limited annual information form dated March 2, 2015 in respect of reserves and resources as at December 31, 2014.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the payment by Silver Wheaton of US$900 million to Glencore and the satisfaction of each party's obligations in accordance with the Silver Purchase Agreement, the anticipated receipt by Silver Wheaton of estimated silver production in respect of the Antamina mine, projected increases to Silver Wheaton's production and cash flow profile, projected changes to Silver Wheaton's production mix, the estimated future production, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production and produced but not yet delivered ounces), estimated costs of future production, reserve determination, estimated reserve conversion rates, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests, and assessments of the impact and resolution of various legal and tax matters, including proceedings with the Canada Revenue Agency and proceedings before the courts.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: any specific risks relating to the satisfaction of each party's obligations in accordance with the terms of the Glencore Silver Purchase Agreement, fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the "Mining Operations") and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to Silver Wheaton's acquisition strategy, risks related to the market price of Silver Wheaton's shares, risks related to Silver Wheaton's holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting, risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations, the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, differences in the interpretation or application of tax laws and regulations or accounting policies and rules, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form and the additional risks identified under "Risks and Uncertainties" in Management's Discussion and Analysis for the period ended June 30, 2015, both available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F and Form 6-K filed August 11, 2015, both on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the payment of US$900 million to Glencore and the satisfaction of each party's obligations in accordance with the terms of the Silver Purchase Agreement, the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, the estimate of the carrying value of the precious metal purchase agreements (as defined in the Annual Information Form) and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes the Corporation's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in the U.S. prospectus, a copy of which is available at www.sec.gov.

SOURCE Silver Wheaton Corp.

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Silver Wheaton Corp., Tel: 1-844-288-9878, Email: info@silverwheaton.com

CO: Silver Wheaton Corp.

CNW 17:10e 03-NOV-15